HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414

                                November 23, 2020

Liz Packebusch
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Fortitude Gold Corporation
            Registration Statement on Form S-1
            File No. 333-249533

     This office represents Fortitude Gold Corporation (the "Company"). Amendment No. 1 to the Company's Registration Statement on Form S-1 (333-249533) has been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated November 13, 2020.

     The numbers below correspond to the paragraph numbers in the staff's comment letter.
                                                                       Page No.

     1.   Comment complied with.                                      Cover Page

     2.   The  reserve  report has been  amended to provide that
          the Company is relying on Guide 7 for purposes of the
          estimating  its reserves.                                   Exh. 99.2

     3.   See response to Comment #2 above.

     4.   See response to Comment #2 above.

     5.   Comment complied with.                                           2

     6.   Comment complied with.                                          13

     7.   Comment complied with.                                          13

     8. Mr. Brown and Mr. Devlin were responsible for the preparation of the reserve report pertaining to proven and probable reserves. Mr. Garcia and Ms. Lester were responsible for the sections of the reserve report pertaining to mineral resources. The Company's mineral resources are not disclosed in the Company's registration statement.

          Since the Company is relying on Guide 7 with respect to its reserve report, consents are not required.

                                                                       Page No.

     9.   Comment complied with.                                         30

     10.  Comment complied with.                                         31

     11.  Comment complied with.                                         37

     12.  Comment complied with.                                      Fee Table
                                                                         12
                                                                      Exh. 5.2

     13.  Article X of the Company's Bylaws has been removed.
          The  Company's Amended Bylaws are filed as Exhibit 3.2
          to  Amendment 1 to the Registration Statement.               Exh. 3.2

     14.  See response to Comment #13 above.

     15.  See response to Comment #13 above.

     16.  Comment complied with.                                         F-3


      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                        Very Truly Yours,

                                        HART & HART, LLC

                                        /s/ William T. Hart

                                        William T. Hart